# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atlassian Corporation, CIK 0001650372
CUSIP: 049468101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001666121-25-000005
Filed by CIK 0001666121

## Reporting persons
- Scott Farquhar: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 48,515,493; shared voting power 0; sole dispositive power 48,515,493; shared dispositive power 0; aggregate amount beneficially owned 48,515,493 (22.6% of the class)
  Comment: The shares reflected in Row 9 represent 48,515,493 shares of Class B Common Stock held of record by Farquhar Investment Partnership No. 2. The reporting person has sole voting power and sole dispositive power with respect to these shares. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Certificate of Incorporation of Atlassian Corporation (the "Issuer"). In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer's Certificate of Incorporation. The percent of class reflected in Row 11 was calculated based on 165,949,196 shares of Class A Common Stock and 97,030,987 shares of Class B Common Stock outstanding as of June 30, 2025, as reported by the Issuer to the reporting person, including the 48,515,493 shares of Class B Common Stock beneficially owned by the reporting person. The shares of Class B Common Stock held by the reporting person are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The shares of Class B Common Stock held by the reporting person represent approximately 42.7% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

## Item 1. Issuer
Name of issuer: Atlassian Corporation
Address of issuer's principal executive offices: 350 Bush Street, Floor 13, San Francisco, CA, 94104

## Item 2. Person Filing
Name of person filing: Scott Farquhar
Address of principal business office or, if none, residence: Level 6, 341 George Street, Sydney, NSW 2000, Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 48,515,493 shares of Class B Common Stock, held of record by Farquhar Investment Partnership No. 2.
Percent of class: Represents approximately 22.6% of the outstanding shares of Class A Common Stock. This assumes that beneficially owned shares are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The percent of class was calculated based on 165,949,196 shares of Class A Common Stock outstanding as of June 30, 2025, plus 48,515,493 shares of Class B Common Stock beneficially owned by the reporting person. There were 165,949,196 shares of Class A Common Stock and 97,030,987 shares of Class B Common Stock outstanding as of June 30, 2025. The 48,515,493 shares of Class B Common Stock held by the reporting person represent approximately 42.7% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.
Sole power to vote or to direct the vote: 48,515,493
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 48,515,493
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Scott Farquhar: /s/ Grant Reid, Grant Reid, Attorney in Fact for Scott Farquhar (08/08/2025)